EVOQUA WATER TECHNOLOGIES CORP.

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222

March 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Evoqua Water Technologies Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evoqua Water Technologies Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on March 14, 2018, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

EVOQUA WATER TECHNOLOGIES CORP.

By:	/s/ Benedict J. Stas
	Name:	Benedict J. Stas
	Title:	Executive Vice President, Chief Financial Officer & Treasurer